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[illegible] AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MSF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Park Square, Ste 611, 6565 Americas Parkway NE
(No. and Street)

Albuquerque (City) New Mexico (State) 87110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John J. Oestreicher 505-883-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillippi Wright & Co., LLC
(Name – *if individual, state last, first, middle name*)

4101 Indian School Rd NE, Ste 310, Albuquerque, NM 87110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Oestreicher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MSF Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
RUTH E. NOLEN-DUNIGANS
NOTARY PUBLIC STATE OF NEW MEXICO
My commission expires: 1-26-2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

"Amended report filed to comply with Sec Rule 17A-5(d)(4). All other documents were filed with original report."

MSF SECURITIES, INC.
Schedule of Computation of Net Capital

December 31, 2004

Total stockholder's equity	$	19,114
Deductions/charges:		
Nonallowable assets:		
Prepaid expenses		1,384
Property and equipment		2,698
Other assets		854
Total deductions		4,936
Net Capital		14,178
Minimum net capital required		5,000
Excess net capital	$	9,178
Aggregate Indebtedness	$	3,489
Ratio of aggregate indebtedness to net capital		0.25 to 1

Reconciliation with company's computation included in Part II of Form X-17A-5 as of December 31, 2004

Net capital, as reported in company's Part II (unaudited) FOCUS report	$	6,786
Differences in nonallowable assets		435
Audit adjustments to record additional sales		8,351
Audit adjustments to record additional expenses		(1,394)
Net Capital per above	$	14,178